Exhibit (e)(3)

PERSONAL AND CONFIDENTIAL

May 24, 2019

Philippe Prouvost

Group Strategy and M&A Director

Pernod Ricard SA

12 Place des Etats-Unis

75783 Paris Cedex 16

France

(Pernod Ricard SA being hereinafter defined as “you”)

Re: Confidentiality Agreement

Dear Mr. Prouvost:

In connection with your possible interest in a potential transaction (the “Transaction”) with Castle Brands Inc. (the “Company”), you have requested certain confidential and other information concerning the Company and the Transaction. All such information (whether oral or contained in written or other tangible medium) furnished (whether prior to, on or after the date hereof) by us or our directors, officers, employees, affiliates, representatives (including, without limitation, financial advisors, attorneys and accountants) or agents (collectively “our Representatives”) to you or your affiliates or to you or your affiliates’ respective general partners, managers, managing members, directors, officers, employees, representatives (including, without limitation, financial advisors, auditors, attorneys, consultants and accountants) or agents or (subject to the last sentence of this paragraph) your potential sources of financing for the Transaction (collectively, “your Representatives”), and all analyses, compilations, forecasts, studies, memoranda, notes or other documents prepared by you or your Representatives in connection with your or their review of, or your interest in, the Transaction which contain or reflect any such information is hereinafter referred to as the “Evaluation Material.” The term Evaluation Material will not, however, include, information which (a) was already in your possession prior to the time of disclosure to you by the Company or our Representatives without, to your knowledge, a breach of another confidentiality agreement or duty of confidentiality, (b) was or becomes generally available to the public other than as a result of a disclosure by you or your Representatives, (c) becomes available to you on a non-confidential basis from a source other than the Company or our Representatives, provided that, to your knowledge, after reasonable inquiry, such source is not bound by a confidentiality agreement with the Company or any other person, or otherwise prohibited from disclosing the information to you or (d) is independently developed by you or your Representatives without violating your obligations to us under this letter agreement. Notwithstanding anything to the contrary contained herein, any potential source of financing, including without limitation debt, equity, co-investment partners or otherwise (collectively, “Financing Sources”) shall not be considered your Representative hereunder unless and until the Company shall have given its prior written consent that a Financing Source may be deemed one of your Representatives. The term “person” as used in this letter agreement shall be broadly interpreted to include the media and any corporation, partnership, group, individual or other entity.

Accordingly, you hereby agree that:

1.         You and your Representatives (i) will keep the Evaluation Material confidential and will not (except as otherwise provided herein or as required by law, regulation or legal process, and only after compliance with paragraph 3 below), without our prior written consent, disclose any Evaluation Material in any manner whatsoever, and (ii) will not use any Evaluation Material other than in connection with your evaluation and negotiation of the Transaction; provided, however, that you may reveal the Evaluation Material to your Representatives (a) who need to know the Evaluation Material for the purpose of evaluating, negotiating and, if applicable, consummating the Transaction, and (b) who are informed by you of the confidential nature of the Evaluation Material. You will confirm that your Representatives agree to observe the terms of this letter agreement applicable to Representatives, and you will be responsible for any breach of this letter agreement by any of your Representatives. All Evaluation Material is and shall remain the Company’s property. You acknowledge and agree that the Company shall remain the exclusive owner of the Evaluation Material and all patent, copyright, trade secret, trademark, domain name and other intellectual property rights therein. No license or conveyance of any such rights is granted to you or implied under this letter agreement.

2.         You and your Representatives will not (except as otherwise provided herein or as required by law, regulation or legal process, and only after compliance with paragraph 3 below), without our prior written consent, disclose to any person the fact that the Evaluation Material exists or has been made available, that you are considering the Transaction, or that discussions or negotiations are taking or have taken place concerning the Transaction or any term, condition or other fact relating to the Transaction or such discussions or negotiations, including, without limitation, the existence or status thereof (including any information that could enable such person to identify the Company) (all such information shall be considered Evaluation Material hereunder).

3.         In the event that you or any of your Representatives are requested to, or required by, law, regulation or legal process to, disclose any Evaluation Material, you will, to the extent legally permissible, provide the Company with prompt written notice of any such request or requirement and a list of the Evaluation Material you intend to disclose (and, if applicable, the text of the disclosure language itself) so that the Company may seek a protective order or other appropriate remedy and/or, in its sole discretion, waive compliance with the provisions of this letter agreement, or at the Company’s request use commercially reasonable efforts (at the Company’s sole cost and expense) to resist or narrow such request. In the event that such protective order or other remedy is not obtained, or that the Company waives compliance with the provisions hereof, you may disclose only that portion of the Evaluation Material which the Company has waived compliance for or which you are advised by counsel is legally required and you will exercise your commercially reasonable efforts to obtain assurance that the Evaluation Material will be accorded such confidential treatment. Notwithstanding the foregoing, notice to the Company shall not be required where disclosure is in connection with a routine audit or examination by, or a blanket document request from, a governmental or regulatory authority having authority to regulate or oversee your business, provided that you inform such governmental or regulatory authority of the confidential nature of the Evaluation Material, you request confidential treatment thereof and you use commercially reasonable efforts to narrow, to the extent practicable, the scope of the Evaluation Material so provided.

4.         If you determine that you do not wish to proceed with the Transaction, you will promptly provide notice to the Company of that decision. As promptly as practicable (but in any event within five days) upon the earlier of the provision of such notice and being so requested by the Company, you will, and will cause your Representatives to, return or destroy all Evaluation Material. Any destruction of materials shall be confirmed by you in writing. Any Evaluation Material that cannot be returned or destroyed (such as oral Evaluation Material or Evaluation Material to be retained by you for legal or regulatory purposes or as required by any court or regulatory agency or pursuant to automatic back-up procedures) shall remain confidential, subject to the terms and provisions of this letter agreement as long as retained by you or your Representatives and without regard to the expiration of any period of protection contained herein.

5.         You acknowledge that neither we, nor our Representatives, nor any of our or their respective officers, directors, employees, agents or controlling persons within the meaning of Section 20 of the Securities Exchange Act of 1934, as amended, makes any express or implied representation or warranty as to the accuracy or completeness of the Evaluation Material, and you agree that no such person will have any liability relating to the Evaluation Material or for any errors therein or omissions therefrom. You further agree that you are not entitled to rely solely on such representations and warranties as may be included in any definitive agreement with respect to the Transaction, subject to such limitations and restrictions as may be contained therein, and until such definitive agreement is entered into, no binding agreement with respect to the effectuation of the Transaction shall exist.

6.         You hereby acknowledge, and you will advise your Representatives who are informed of the matters that are the subject of this letter agreement of, the restrictions imposed by the United States securities laws on the purchase or sale of securities by any person who has received material, non-public information from the issuer of such securities and on the communication of such information to any other person when it is reasonably foreseeable that such other person is likely to purchase or sell such securities in reliance upon such information.

7.         You agree that, for a period of eighteen (18) months from the date of this letter agreement, neither you nor any of your affiliates will, directly or indirectly, without the prior written consent of the Company or its board of directors: (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (it being understood that for purposes of this letter agreement, “voting securities” shall include any derivative instrument related to or referencing shares of the Company’s common stock, whether settled through cash or physical delivery (“Derivative Securities”)) or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person; (ii) make, or in any way participate in, directly or indirectly, any (x) “solicitation” (as defined in Securities and Exchange Commission (“SEC”) Rule 14a-1(1)(1)) of “proxies” (as defined in SEC Rule 14a-1(f)) to vote, or seek to advise or influence any person or entity with respect to the voting of (including, without limitation, through written consent), any voting securities of the Company or (y) tender offer or solicitation of tender of the Company’s voting securities; (iii) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities (including, without limitation, voting securities) or assets; (iv) form, join or in any way participate in a “group” (as defined in Section I 3(d)(3) of the Securities Exchange Act of 1934, as amended) in connection with any of the foregoing; (v) submit a proposal (including any precatory proposal) to be considered by the shareholders of the Company, or take any action to nominate any person for membership on the board of directors of the Company, or take any action to remove any director from the board of directors of the Company or to change the size or composition of the board of directors of the Company, or amend the Company’s Articles of Incorporation or bylaws; (vi) otherwise act, alone or in concert with others, to seek or propose to control or influence the management, board of directors or policies or affairs of the Company or any of its subsidiaries; (vii) disclose any intention, plan, proposal or arrangement inconsistent with any of the foregoing; (viii) advise, assist, encourage or direct any other person to do any of the foregoing; or (ix) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of a Transaction with you or any of your affiliates or any of the other events described in this paragraph. The provisions of this section shall terminate if any person or group (other than the Company or an affiliate of the Company) shall have acquired or entered into a definitive agreement with the Company to acquire more than 50% of the outstanding shares of the Company’s common stock or assets of the Company representing more than 50% of its consolidated earning power, or a third party makes a tender offer for more than 50% of the outstanding shares of the Company’s common stock and the Company recommends to its shareholders the acceptance thereof in a published statement on Schedule 14D-9. You may make requests (but only privately to the Company or its board of directors and not publicly) for amendments, waivers, consents under or agreements not to enforce this Section 7 during the period of eighteen (18) months from the date of this letter agreement. Approval of such requests is at the sole discretion of the Company and any such requests will be considered Evaluation Material.

8.         You agree that, for a period of eighteen (18) months from the date of this letter agreement, you will not, directly or indirectly, recruit, induce, or solicit for employment, hire or otherwise engage to provide services to you or your affiliates any senior or key employee of the Company or any of its affiliates (which shall for purposes hereof include any individual who has a title of vice president or higher and all employees of the Company and its affiliates who are identified in any materials provided to you and/or your Representatives in connection with the Transaction or who participate in any management presentation); provided that you will not be restricted from (A) making any general solicitation for employment (including through use of media advertising or employment firms) that is not specifically directed at such employees, (B) hiring any such person who contacts you on his or her own initiative without any direct or indirect solicitation by or encouragement from you or (C) soliciting or hiring any such person who has ceased to be employed by the Company for a period of at least ninety (90) days prior to the first time you discuss such employment.

9.         You agree that unless the Company expressly provides otherwise in writing, that (i) all communications regarding a Transaction, (ii) requests for additional information, facility tours or management meetings, and (iii) discussions or questions regarding procedures with respect to a Transaction will be submitted or directed to Cem Koray of Perella Weinberg. You acknowledge and agree that (a) we and our Representatives, in our sole discretion, conduct the process leading up to a possible Transaction as we and our Representatives in our sole discretion determine (including, without limitation, by negotiating with any prospective buyer and entering into a preliminary or definitive agreement without prior notice to you or any other person), (b) we reserve the right, in our sole discretion, to change the procedures relating to our consideration of the Transaction at any time without prior notice to you or any other person, to reject any and all proposals made by you or any of your Representatives with regard to the Transaction, and to terminate discussions and negotiations with you at any time and for any reason, and (c) unless and until a written definitive agreement concerning the Transaction has been executed (and then, only to the extent set forth therein), neither we nor any of our Representatives will be deemed to have made any representation or warranty or commitment, or have any liability to you with respect to the Transaction or any information provided to you by the Company or on its behalf, whether by virtue of this letter agreement, any other written or oral expression with respect to the Transaction or otherwise.

10.  You hereby acknowledge and agree that money damages would not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and that the Company shall be entitled to equitable relief, including specific performance and injunctive relief, without proof of actual damages as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach by you or your Representatives of this letter agreement, but shall be in addition to all other remedies available at law or in equity. You agree that you will not oppose the granting of such relief on the basis that the Company has an adequate remedy at law. You agree that you will not seek and agree to waive any requirement for the securing or posting of a bond in connection with the Company’s seeking or obtaining such relief. In the event of litigation relating to this letter agreement, if a court of competent jurisdiction determines that this letter agreement has been breached by you or your Representatives, then you will reimburse the Company for its costs and expenses (including reasonable legal fees and expenses) incurred in connection with all such litigation.

11.  You and we agree that no failure or delay by either you or us in exercising any right, power or privilege of such party hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

12.  EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL BY JURY IN ANY ACTION ARISING FROM A DISPUTE SOLELY BETWEEN THEM RELATING TO THIS AGREEMENT.

13.  This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York, without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. You agree that any action with respect to this letter agreement shall be brought, at the plaintiff party’s option exclusively in the federal courts (assuming subject matter jurisdiction) or the state courts (assuming the absence of federal court subject matter jurisdiction) located in New York City, New York. You hereby (a) submit to the jurisdiction of any state and United States federal courts sitting in New York City, New York, with respect to all actions and proceedings arising out of or relating to this letter agreement, (b) agree that all claims with respect to any such action or proceeding may be heard and determined in such state or federal courts, (c) waive the defense of an inconvenient forum, (d) consent to service of any process, summons, notice or document by United States registered mail to your address set forth above and (e) agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. This letter agreement shall be construed without the aid of any canon, custom or rule of law requiring construction against the drafter. You hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this letter agreement or the Transactions contemplated hereby, in the state and United States federal courts sitting in New York City, New York.

14.  This letter agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns. No waiver of any breach of any provision of this letter agreement shall constitute a waiver of any prior, concurrent or subsequent breach of the same or any other provisions hereof, and no waiver shall be effective unless made in writing and signed by an authorized representative of the Company.

15.  If any provision of this letter agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, the remaining provisions shall remain in full force and effect. The parties intend that the provisions of this letter agreement be enforced to the fullest extent permitted by law. Accordingly, the parties agree that if any provisions are deemed unenforceable, they shall be deemed modified to the extent necessary to make them enforceable.

16.  This letter agreement sets forth all of the covenants, promises, agreements, conditions and understandings between the parties and there are no covenants, promises, agreements or conditions, either oral or written, between them other than as herein set forth. No subsequent alteration, amendment, change or addition to this letter agreement or waiver of the terms and conditions hereof shall be binding upon either party unless reduced to writing and signed by them. Except as expressly set forth herein, this agreement and the obligations set forth herein shall survive and continue in full force and effect for a period of two (2) years after disclosure with respect to any Evaluation Material, unless a longer or shorter period is otherwise indicated herein with respect to any provision hereof; provided that such termination shall not relieve any party from liability for any breach of this letter agreement prior to such termination. This letter agreement shall be independent of, and this letter agreement shall survive (unless otherwise expressly agreed), the execution of any further documents or agreements between the parties hereto (other than definitive agreements relating to the Transaction), and this letter agreement shall apply to all Evaluation Material, whether disclosed before or after its execution.

17.  Any assignment of this letter agreement by either party without the prior written consent of the other party shall be void; provided, however, that the Company reserves the right to assign all of its rights, powers and privileges under this letter agreement, including without limitation, the right to enforce all of the terms of this letter agreement, to any third party that purchases or otherwise acquires the Company, its business or all or substantially all of its assets.

18.  This letter agreement also constitutes notice to you that the Company has engaged Holland & Knight LLP as its legal counsel in connection with a Transaction; and you hereby (i) consent to the continued representation of the Company by Holland & Knight LLP in relation to a Transaction notwithstanding the fact that Holland & Knight LLP may have represented, and may currently or in the future represent, you and/or any of your Representatives with respect to unrelated matters and (ii) waives any actual or alleged conflict that may arise from Holland & Knight LLP’s representation of the Company or its equity holders in connection with a Transaction, including but not limited to representing the Company or its equity holders against you and/or any of your Representatives in litigation, arbitration or mediation in connection therewith. In addition, you hereby acknowledge that your consent and waiver under this paragraph is voluntary and informed, and that you have obtained independent legal advice with respect to this consent and waiver.

19.  This letter agreement will be deemed to supersede, and will not be modified or amended by, the terms or conditions of use or the confidentiality or non-disclosure provisions of any electronic data room established or maintained by the Company or our Representatives, and no such terms or conditions of use or confidentiality or non-disclosure provisions required to be acknowledged to access any such electronic data room will be considered binding on either party or its Representatives.

20. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us a copy of this letter, whereupon this letter shall become a binding agreement between you and the Company. This letter agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Sincerely,

Castle Brands Inc.

By:	/s/ Brian Heller
Name: Brian Heller
Its: General Counsel

Accepted and agreed to as of the date
first written above:

Pernod Ricard SA

By:        Philippe Prouvost

Name: Group Strategy and M&A Director

/s/ Philippe Prouvost